SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2003.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F   X     Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes         No   X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .

SIGNATURES

News Release

CNH Brands Newspaper Reports Regarding Future Plans as Pure Speculation

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939

Lake Forest, Illinois (June 23, 2003) CNH Global N.V. (NYSE:CNH) today branded recent newspaper reports regarding the company’s future plans as pure speculation. The comments relative to CNH that began appearing last Thursday are without merit and are not based on any information released either by CNH or by Fiat. The restructuring actions already foreseen for CNH are incorporated in the Fiat plan to be announced this week.

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CNH is the number one manufacturer of agricultural tractors and combines in the world, the leader in light construction equipment, and has one of the industry’s largest equipment finance operations. Revenues in 2002 totaled $10 billion. Based in the United States, CNH’s network of 12,400 dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, FiatAllis, Fiat Kobelco, Kobelco, New Holland, and O&K brands. For further information, please visit CNH at www.cnh.com

■ CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com ■

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By: /S/ Darlene M. Roback Darlene M. Roback Assistant Secretary

June 23, 2003